FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

 EXHIBITS

Exhibit 1	Material change report dated February 3, 2003.

FORM 27
Securities Act

MATERIAL CHANGE REPORT

Section 67(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer:

TransAlta Corporation ("TransAlta")
110 - 12th Avenue S.W.

Calgary, Alberta  T2P 2M1

Item 2

Date of Material Change:

January 29, 2003.

Item 3

News Release:

News releases were issued by TransAlta on January 24, 2003 and January 29, 2003.

Item 4

Summary of Material Change:

On January 29, 2003, TransAlta announced the completion of the previously announced indirect acquisition from El Paso Merchant Energy North America Company ("El Paso") of a 50% interest in CE Generation LLC ("CE Generation"), together with the right to a 50% interest in a geothermal project currently under development, for total consideration of approximately US$240 million.

Item 5

Full Description of Material Change:

On January 29, 2003, TransAlta announced the completion of the previously announced indirect acquisition from El Paso of a 50% interest in CE Generation LLC for total consideration of approximately US$240 million.  The remaining 50% interest in CE Generation is held by MidAmerican Energy Holdings Company, with whom TransAlta entered into a strategic alliance in 2001.

CE Generation, through its subsidiaries, is primarily engaged in the development, ownership and operation of independent power production facilities in the United States utilizing geothermal and natural gas resources. CE Generation holds an interest in 13 facilities having an aggregate operating capacity of 820 megawatts (MW), including 330 MW of geothermal generation in California and 490 MW of gas-fired cogeneration in New York, Texas and Arizona.

In connection with the acquisition, TransAlta also acquired from El Paso its right to a 50% interest in the 183 MW Salton Sea VI geothermal project currently under development in Imperial Valley, California.  If TransAlta elects to maintain its interest in the Salton Sea VI project, TransAlta has agreed to pay to El Paso certain milestone payments, to a maximum aggregate payment of US$30 million if the project reaches commercial operation.

Item 6

Reliance on Section 146(2) of the Securities Act

N/A

Item 7

Omitted Information

N/A

Item 8

Senior Officer Knowledgeable about the Material Change and this Report:

Ian A. Bourne
Executive Vice President & Chief Financial Officer
(403) 267-7979

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 3rd day of February, 2003.

TRANSALTA CORPORATION

By:	/s/ Ian A. Bourne
Ian A. Bourne
Executive Vice President & Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: February 3, 2003